# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

_____

# FORM 8-K

## CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

| | |
|---|---|
| **DATE OF REPORT** | **May 2, 2011** |
| **(DATE OF EARLIEST EVENT REPORTED)** | **April 28, 2011** |

# BOARDWALK PIPELINE PARTNERS, LP
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **01-32665** | **20-3265614** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |

**9 Greenway Plaza, Suite 2800**
**Houston, Texas 77046**
(Address of principal executive office)

**(866) 913-2122**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

**Item 2.02        Results of Operations and Financial Condition.**

On May 2, 2011, the Registrant issued a press release providing information on its results of operations for the quarter ended March 31, 2011.  The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.  The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

**Item 5.02        Departure of Directors or Certain Officers; Elections of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

*Resignation of Mr. Rolf A. Gafvert as President and Chief Executive Officer*

Effective May 2, 2011, Mr. Rolf A. Gafvert resigned as President of Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, which is the general partner of the Registrant.  Effective May 11, 2011, Mr. Gafvert will resign as Chief Executive Officer and will assume the position of advisor to the Chief Executive Officer.  He will remain a member of the Board of Directors of Boardwalk GP, LLC (the Board).

*Appointment of Mr. Stanley C. Horton as President and Chief Executive Officer*

On April 28, 2011, the Board approved the appointment of Mr. Stanley C. Horton as President and a director of Boardwalk GP, LLC, effective May 2, 2011, and as Chief Executive Officer of Boardwalk GP, LLC, effective May 11, 2011.

Mr. Horton, age 61, was most recently an independent energy consultant providing consulting services to clients in both Europe and the United States. From 2005 to 2008, Mr. Horton served as President and Chief Operating Officer of Cheniere Energy, Inc.  From 2003 to 2005, he served as President and Chief Operating Officer of subsidiaries of Southern Union, including Panhandle Energy and CrossCountry Energy Services LLC.  From 2001 to 2003, Mr. Horton served as Chairman and Chief Executive Officer of Enron Global Services and, from 1997 to 2001, he served as Chief Executive Officer of Enron Transportation Services Company.  He has chaired the Gas Industry Standards Board, the Interstate Natural Gas Association of America and the Natural Gas Council.  Mr. Horton also served on the Board of Directors for SemGroup Corporation from November 2009 until his resignation effective May 2, 2011.

Mr. Horton was selected to serve as a director due to his extensive experience in the natural gas industry and his position with the Registrant.  He brings substantial operational experience gained from his executive-level leadership history and the perspective of a former chief executive officer.

Boardwalk GP, LLC has entered into a one-year employment agreement with Mr. Horton.  The agreement provides that Mr. Horton will receive an annual base salary of $600,000 and will be eligible to participate in the Registrant's Short-Term Incentive Plan, with a target payout of $400,000 for the remainder of 2011 and $600,000 for the full year 2012.  For the 2011 period, Mr. Horton was also granted a total of $860,000 of awards under the Registrant's Unit Appreciation Rights and Cash Bonus Plan (UAR and Cash Bonus Plan), of which $600,000 was granted in unit appreciation rights and $260,000 was granted in the form of a long-term cash bonus.  The awards will vest on December 16, 2013, which is consistent with other recently granted awards under the UAR and Cash Bonus Plan.  Mr. Horton's employment agreement further provides that for the full year 2012 (assuming he is employed for the full year), his award under the UAR and Cash Bonus Plan would be an aggregate of $1,300,000 in the form of a long-term cash bonus and unit appreciation rights, vesting and otherwise having the same terms as the grants by the Board to other senior executives of the Company for such year.

Mr. Horton's employment agreement is filed as Exhibit 10.1 to this report and the foregoing summary is qualified in its entirety by reference to the such agreement.

**Item 7.01        Regulation FD Disclosure**

Attached to this report as Exhibit 99.2 is a press release announcing the appointment of Mr. Stanley C. Horton as President, Chief Executive Officer and as a director of Boardwalk GP, LLC.

The information under Item 7.01 and in Exhibit 99.2 in this report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibit 99.2 in this report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

**Item 9.01**     **Financial Statements and Exhibits.**

**(d)**     **Exhibits:**

| Exhibit No. | Description |
| --- | --- |
| 10.1 | Employment agreement between Boardwalk GP, LLC and Stanley C. Horton. |
| 99.1 | Boardwalk Pipeline Partners, LP, News Release, issued May 2, 2011, providing information on results of operations for the quarter ended March 31, 2011. |
| 99.2 | Boardwalk Pipeline Partners, LP, News Release, issued May 2, 2011, announcing Mr. Stanley C. Horton as President, Chief Executive Officer and as a director. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**BOARDWALK PIPELINE PARTNERS, LP**

By: BOARDWALK GP, LP,
        its general partner

By: BOARDWALK GP, LLC,
        its general partner

          By: /s/ Jamie L. Buskill
                 Jamie L. Buskill
                 Chief Financial Officer

Dated: May 2, 2011

Exhibit 10.1                                             Executable Version

April 29, 2011

Mr. Stanley C. Horton
10 Ledbury Park Lane
Spring, Texas 77379

Dear Mr. Horton:

We are pleased to offer to you, and confirm that you have agreed to accept, the position of President, effective May 2, 2011, and Chief Executive Officer, effective May 11, 2011, of Boardwalk GP, LLC, the sole general partner of Boardwalk GP, LP, which is the sole general partner of Boardwalk Pipeline Partners, LP (the "Company"). This letter sets out the terms of your employment with the Company. All reference in this letter agreement to the Company refer to the Company, Boardwalk Pipeline Partners, LP and their subsidiaries, taken as a whole.

1. <u>Duties</u>. You will be the chief executive officer of the Company and will perform such duties as the Board of Directors of the Company (the "Board") may from time to time require which are consistent with those customarily performed by a chief executive of a business such as the Company. You agree to devote your entire working time and energy to the interests and business of the Company.

2. <u>Term</u>. The term of your employment hereunder (the "Term") shall commence on May 2, 2011 and expire on May 2, 2012 (the "Expiration Date"). Should you remain in the employ of the Company or any of its affiliates beyond the Expiration Date, you will be deemed an "at will" employee and, accordingly, your employment may thereafter be terminated at any time for any reason or no reason.

3. <u>Compensation</u>.

(a) <u>Base Salary</u>. During the term you will receive a Base Salary at the rate of Six Hundred Thousand Dollars ($600,000) per year payable in accordance with the Company's payroll practices.

(b) <u>Short-Term Incentive Award</u>. During the Term, you will be entitled to an annual incentive bonus under the Company's Short-Term Incentive Plan, or such replacement plan as may hereafter be in effect. Your Target Award under the Short-Term Incentive Plan for the remainder of 2011 will be Four Hundred Thousand Dollars ($400,000) and your Target Award for the full year 2012 (assuming you are employed for the full year) will be Six Hundred Thousand Dollars ($600,000). The

Exhibit 10.1                                                    Executable Version

amount and timing of any payments to you under the Short-Term Incentive Plan will be determined in accordance with such plan.

(c) <u>Long-Term Incentive Compensation</u>. You will be eligible to participate in the Company's Long-Term Unit Appreciation Rights and Cash Bonus Plan (the "Long-Term Incentive Plan"), or such replacement plan as may hereafter be in effect. Your award under the Long-Term Incentive Plan for the remainder of 2011 will be $860,000; approximately $260,000 of which would be a Cash Bonus; and approximately $600,000 would be in the form of Unit Appreciation Rights (as such terms are defined in the Long-Term Incentive Plan) on such terms as are consistent with the method used in establishing the terms of Unit Appreciation Rights granted to senior executives of the Company. For the full year 2012 (assuming you are employed for the full year), your award under the Long-Term Incentive Plan would be an aggregate of $1,300,000 in the form of Cash Bonus and Unit Appreciation Rights on the same terms as the grants by the Board to other senior executives of the Company. The amount and timing of any payments to you under the Long-Term Incentive Plan will be determined in accordance with such plan.

4. <u>Termination of Employment</u>. (a) <u>Death and Disability</u>. In the event of your death or Disability (as such term is defined below) during the Term, your employment shall terminate and the Company shall pay to you or your heirs, as the case may be, (i) unpaid Base Salary prorated to the date of termination, (ii) short-term incentive compensation as provided in Section 3(b), subject to and in accordance with the terms of the Short-Term Incentive Plan, and (iii) long-term incentive compensation as provided in Section 3(c), subject to and in accordance with the terms of the Long-Term Incentive Plan. The term "Disability" shall mean a physical or mental condition which, as determined by the Board in its sole discretion, is expected to continue for more than twenty-six (26) weeks and to render you substantially incapable of performing any substantial portion of the services contemplated hereunder.

(b) <u>Termination by the Company for Cause/Resignation by You</u>. In the event your employment is terminated by the Company for Cause (as such term is defined below) or you resign (or otherwise initiate your termination), you shall be paid any unpaid Base Salary prorated to the date of termination and any earned but unpaid incentive compensation which is payable in accordance exclusively with the terms of the Short-Term Incentive Plan, the Long-Term Incentive Plan or any other applicable incentive compensation plan, without regard to any targeted incentive compensation provided herein. For clarity, except as provided herein you will not be entitled to any compensation following termination of your employment for Cause or your resignation. The term "Cause" shall mean (i) any act which would constitute a felony under any state or federal law, (ii) any act of fraud, dishonesty, moral turpitude or breach of fiduciary duty, (iii) a material breach by you of this Agreement, including your representation made in Section 8 hereof, or any of your obligations to the Company, and (iv) willful or reckless material misconduct in the performance of your duties, in each case as determined by the Board in good faith.

Exhibit 10.1                                                     Executable Version

5. <u>Non-Solicitation</u>.  You agree that while employed by the Company and for a period of twenty-four (24) months following the termination of your employment for any reason, you will not employ, offer to employ, engage as a consultant or form an association with any person who is at the termination of your employment, or was during the preceding twelve (12) months, an employee of the Company or any of its subsidiaries or affiliates.  You also agree not to cause, solicit, entice or induce any such employee to (i) terminate employment with the Company or its subsidiaries and affiliates or (ii) accept employment or a consulting or similar engagement with any other employer, person or other entity, and you agree not to assist any person with respect to any of the foregoing.

6. <u>Confidential Information/Non-Disclosure</u>.  You acknowledge that the business of the Company is highly competitive and that the Company is providing you with access to Confidential Information relating to the business of the Company or its affiliates. "Confidential Information" means and includes the Company or its affiliates' confidential and/or proprietary information and/or trade secrets.  Confidential Information includes, by way of example and without limitation, the following:  (i) the Company or its affiliates' trade secrets, inventions, formulas, designs, drawings, specifications and engineering or production processes; (ii) information about the Company or its affiliates' employees and the terms and conditions of their employment; (iii) business plans, oil and gas data and related items; or (iv) any other confidential or proprietary information of the Company or its affiliates' customers, suppliers, vendors, investors, partners, or other third parties.  You acknowledge that this Confidential Information constitutes a valuable, special, and unique asset used by the Company in its business to obtain a competitive advantage.  You further acknowledge that protection of such Confidential Information against unauthorized disclosure and use is of critical importance to the Company and its affiliates in maintaining their competitive position.

You agree that you will not, at any time during or after the termination of your employment with the Company and its affiliates for any reason whatsoever, make any unauthorized disclosure of any Confidential Information, or make any use of Confidential Information, except in the carrying out of your employment responsibilities on behalf of the Company or as may be required by law or a court order.  You also agree to preserve and protect the confidentiality of third party Confidential Information to the same extent, and on the same basis, as the Company or its affiliates' Confidential Information.

7. <u>Non-Competition</u>.  Recognizing the unique competitive nature of the Company's business, you agree to abide by the following restrictive covenant in order to induce the Company to enter into this Agreement with you.  Accordingly, you agree that for a period of one (1) year following the termination of your employment with the Company or its affiliates for Cause or your resignation, you will not, directly or indirectly, for your own account or as an agent, servant, or employee of another company, or as a member of a firm, accept employment or provide services as an independent contractor or otherwise:

(i)  engage in any business or employment activities that are in direct or indirect competition with the Company within the 50 mile radius around any

Exhibit 10.1                                                                Executable Version

geographical area in which the Company engages in (or has plans or proposes to engage in or is seeking to engage in) at the time of your termination of employment;

      (ii)  call on, service, or solicit competing business from customers of the Company with whom you, within the previous 12 months, had made contact or had access to information and files about; or

      (iii)  render advice or services to, or otherwise assist, or invest in (other than investments of less than 1% of the outstanding equity of any class of an entity whose equity is publicly traded on the NYSE or quoted on NASDAQ) any business, person, association or entity in the activities referenced in (i) or (ii) above.

In addition, you agree that for a period of one (1) year following the termination of your employment with the Company or its affiliates for any reason whatsoever, you will not, directly or indirectly, for your own account or as an agent, servant, or employee of another company, or as a member of a firm, provide services or otherwise be engaged or take part in, as an independent contractor or otherwise, (A) any project, acquisition or business venture which the Company had been planning, pursuing or engaged in during the term of  your employment, or (B) any project or business venture which would compete directly with a project or business venture which the Company had been planning, pursuing or engaged in during the term of  your employment.

8.  No Conflicts.  You have represented to the Company and you hereby further represent that you are not party to any agreement or understanding of any kind, including without limitation any noncompetition or confidentiality agreement, which would in any way restrict or prohibit you from being employed by the Company or its affiliates or performing your duties hereunder.  You hereby agree to indemnify, defend and hold the Company harmless from any claims, losses, costs or expenses incurred by the Company or any of its affiliates as a result of your breach of the foregoing representation.

9.  Notice.  For purposes of this Agreement, notices and all other communications must be in writing and are effective when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to you or your personal representative at your last known address.  All notices to the Company must be directed to the attention of the Secretary of the Company with a copy to the General Counsel of the Company.  Such other addresses may be used as either party may have furnished to the other in writing.  Notices of change of address are effective only upon receipt.

10.  Miscellaneous.  To the extent not governed by federal law, this Agreement will be construed in accordance with the laws of the State of Texas, without reference to its conflict of laws rules.  A waiver of any breach of or compliance with any provision of condition of this Agreement is not a waiver of similar or dissimilar provisions or conditions.  The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which

Exhibit 10.1                                           Executable Version

will remain in full force and effect.  This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement.

11.  <u>Tax Withholding</u>.  The Company may withhold from any amounts payable under this Agreement any federal, state or local taxes that are required to be withheld pursuant to any applicable law or regulations.

12.  <u>Code Section 409A</u>.  It is intended that this Agreement comply with the requirements of Sections 409A(a)(2) through (4) of the Internal Revenue Code and all regulations issued thereunder.  The Agreement shall be interpreted for all purposes in accordance with this intent and may be amended by the Company at any time if such amendment is deemed, in the Company's sole discretion, necessary to satisfy this intent.

13.  <u>Employment with Affiliates</u>.  The Company may transfer your employment, at any time or times, to one or more of its affiliates (and similarly any such affiliate may transfer your employment to another affiliate) and no such transfer shall be deemed to be a termination of your employment hereunder or a breach of this Agreement by the Company or any such affiliate.

14.  <u>Complete Understanding</u>.  This Agreement cancels and supersedes any and all prior agreements and understandings between the parties hereto respecting your employment of (other than the Company's Short-Term Incentive Plan and Long-Term Incentive Plan as in effect from time to time) and constitutes the complete understanding between the parties with respect to your employment. You acknowledge that you have had an opportunity to review and understand the terms of the Company's Short-Term Incentive Plan and Long-Term Incentive Plan, as well as this Agreement.  No statement, representation, warranty or covenant has been made by either party with respect thereto except as expressly set forth herein.  This Agreement shall not be altered, modified, or amended except by written instrument signed by each of the parties hereto.

15.  <u>Survival</u>.  The provisions of paragraphs 5, 6, 7 and 8 shall survive the termination or expiration of this Agreement for any reason whatsoever.

16.  <u>Make-Up Payment</u>.  You have advised us that in connection with your resignation as a director of SemGroup Corporation you will be required to forfeit certain unvested rights in relation to a stock grant having a value of $90,000.  As a result, no later than 30 days after you commence employment, we will pay to you such sum of $90,000.

[signature page follows]

Exhibit 10.1                                                                          Executable Version

        Please confirm your agreement to the foregoing by signing the enclosed copy of this letter and returning it to the undersigned.

                                                Very truly yours,

                                                BOARDWALK GP, LLC


                                                By:_____
                                                        Elisabeth K. Evans
                                                        SVP HR & Corp Communications


ACCEPTED AND AGREED TO:


By:_____
        Stanley C. Horton

Exhibit 99.1



# News Release

---

**BOARDWALK ANNOUNCES FIRST QUARTER 2011 RESULTS**

HOUSTON, May 2, 2011 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today its results for the first quarter ended March 31, 2011, which included the following items:

− Operating revenues of $311.0 million, a 3% increase from $300.5 million in the comparable 2010 period;

− Net income of $83.0 million, an 8% decrease from $90.3 million in the comparable 2010 period;

− Earnings before interest, taxes, depreciation and amortization (EBITDA) of $187.2 million, a 3% increase from $180.9 million in the comparable 2010 period; and

− Distributable cash flow of $112.5 million, a 16% decrease from $133.9 million in the comparable 2010 period.

Operating results for the first quarter were primarily driven by:

• Higher gas transportation revenues from increased capacities resulting from the completion of several compression projects in 2010 and operating our Fayetteville Lateral at its design capacity;

• Lower parking and lending and storage revenues due to unfavorable market conditions;

• Higher operating costs and expenses primarily due to a charge of $5.0 million related to a fire at a compressor station near Carthage, Texas, depreciation expense from an increase in our asset base and increased maintenance expenses; and

• Higher other deductions as a result of a loss on early extinguishment of debt and increased interest expense from higher average interest rates on long-term debt.

**Capital Program**

Growth capital expenditures were $16.0 million and maintenance capital expenditures were $15.4 million for the quarter ended March 31, 2011.

Exhibit 99.1

## Conference Call

The Partnership has scheduled a conference call for May 2, 2011, at 9:00 a.m. Eastern time to review the first quarter results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (866) 700-6067 for callers in the U.S. or (617) 213-8834 for callers outside the U.S. The PIN number to access the call is 86759339.

## Replay

An online replay will also be available on the Boardwalk website immediately following the call.

## Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements to assess the Partnership's ability to make cash distributions to its unitholders and general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to similarly titled measures of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented (in millions):

|  | For the Three Months Ended March 31, | |
| --- | --- | --- |
|  | 2011 | 2010 |
| **Net Income** | $ 83.0 | $ 90.3 |
| Income taxes | 0.2 | 0.1 |
| Depreciation and amortization | 56.4 | 53.4 |
| Interest expense | 40.3 | 37.2 |
| Interest income | (0.1) | (0.1) |
| Loss on debt extinguishment | 7.4 | - |
| **EBITDA** | $ 187.2 | $ 180.9 |
| Less: | | |
| Cash paid for interest, net of capitalized interest (1) | 59.1 | 44.7 |
| Maintenance capital expenditures | 15.4 | 2.2 |
| Other (2) | 0.2 | 0.1 |
| **Distributable Cash Flow** | $ 112.5 | $ 133.9 |

(1) Includes $11.8 million of cash paid for interest related to the early extinguishment of debt.

(2) Includes non-cash items such as the equity component of allowance for funds used during construction.

Exhibit 99.1

**About Boardwalk**

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's interstate natural gas pipeline systems have approximately 14,200 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 167 Bcf.

Exhibit 99.1

# BOARDWALK PIPELINE PARTNERS, LP

### CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

| | For the Three Months Ended March 31, | |
|---|---|---|
| | **2011** | 2010 |
| Operating Revenues: | | |
| Gas transportation | **$ 290.5** | $ 271.9 |
| Parking and lending | **3.2** | 9.4 |
| Gas storage | **13.8** | 15.1 |
| Other | **3.5** | 4.1 |
| Total operating revenues | **311.0** | 300.5 |
| | | |
| Operating Costs and Expenses: | | |
| Fuel and gas transportation | **23.8** | 29.9 |
| Operation and maintenance | **35.1** | 29.4 |
| Administrative and general | **37.1** | 35.7 |
| Depreciation and amortization | **56.4** | 53.4 |
| Asset impairment | **-** | 0.3 |
| Net loss on disposal of operating assets | **4.4** | 1.1 |
| Taxes other than income taxes | **23.7** | 23.3 |
| Total operating costs and expenses | **180.5** | 173.1 |
| | | |
| Operating income | **130.5** | 127.4 |
| | | |
| Other Deductions (Income): | | |
| Interest expense | **38.3** | 35.2 |
| Interest expense – affiliates | **2.0** | 2.0 |
| Loss on debt extinguishment | **7.4** | - |
| Interest income | **(0.1)** | (0.1) |
| Miscellaneous other income, net | **(0.3)** | (0.1) |
| Total other deductions | **47.3** | 37.0 |
| | | |
| Income before income taxes | **83.2** | 90.4 |
| Income taxes | **0.2** | 0.1 |
| Net Income | **$ 83.0** | $ 90.3 |
| | | |
| | | |
| **Net Income per Unit:** | | |
| Basic and diluted net income per unit: | | |
| Common units | **$ 0.42** | $ 0.46 |
| Class B units | **$ 0.20** | $ 0.26 |
| Cash distribution to common units | **$ 0.52** | $ 0.50 |
| Cash distribution to class B units | **$ 0.30** | $ 0.30 |
| Weighted-average number of units outstanding: | | |
| Common units | **169.7** | 169.7 |
| Class B units | **22.9** | 22.9 |

Exhibit 99.1

**BOARDWALK PIPELINE PARTNERS, LP**

**NET INCOME PER UNIT RECONCILIATION**
(Unaudited)

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended March 31, 2011 (in millions, except per unit data):

|  | | Total | | Common Units | | Class B Units | | General Partner and IDRs |
|---|---|---|---|---|---|---|---|---|
| Net income | $ | 83.0 | | | | | | |
| Declared distribution | | 102.9 | $ | 88.6 | $ | 6.9 | $ | 7.4 |
| Assumed allocation of undistributed net loss | | (19.9) | | (17.2) | | (2.3) | | (0.4) |
| Assumed allocation of net income | $ | 83.0 | $ | 71.4 | $ | 4.6 | $ | 7.0 |
| Weighted average units outstanding | | | | 169.7 | | 22.9 | | |
| Net income per unit | | | $ | 0.42 | $ | 0.20 | | |

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended March 31, 2010 (in millions, except per unit data):

|  | | Total | | Common Units | | Class B Units | | General Partner and IDRs |
|---|---|---|---|---|---|---|---|---|
| Net income | $ | 90.3 | | | | | | |
| Declared distribution | | 99.0 | $ | 85.7 | $ | 6.9 | $ | 6.4 |
| Assumed allocation of undistributed net loss | | (8.7) | | (7.5) | | (1.0) | | (0.2) |
| Assumed allocation of net income | $ | 90.3 | $ | 78.2 | $ | 5.9 | $ | 6.2 |
| Weighted average units outstanding | | | | 169.7 | | 22.9 | | |
| Net income per unit | | | $ | 0.46 | $ | 0.26 | | |

SOURCE: Boardwalk Pipeline Partners, LP

Contact:   Boardwalk Pipeline Partners, LP
           Allison McLean, 866-913-2122
           Director of Investor Relations

           Or

           Jamie Buskill, 713-479-8082
           Senior VP, Chief Financial Officer and Treasurer

Exhibit 99.2



# News Release

## BOARDWALK NAMES STANLEY C. HORTON PRESIDENT, CEO

HOUSTON, May 2, 2011 – Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that Stanley C. Horton has been named President and a director of Boardwalk GP, LLC, effective today. He will assume the additional title of Chief Executive Officer on May 11.

With more than 35 years of experience in the natural gas and energy industry, Horton brings extensive industry knowledge to Boardwalk and its three interstate natural gas pipelines: Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP, and Texas Gas Transmission, LLC.

Horton said he is eager to join the Boardwalk team.

"Boardwalk's strategically located pipeline system provides our nation with much-needed and abundant natural gas," Horton said. "The company has grown significantly in recent years, and I am looking forward to working with senior leadership to continue building on this solid base to meet the nation's increasing needs for this clean-burning, domestic fuel."

Most recently, Horton was an independent energy consultant providing consulting services to clients in both Europe and the U.S. Horton's extensive natural gas background includes tenures as president and COO of Cheniere Energy, and the CrossCountry Energy and Panhandle Energy subsidiaries of Southern Union Company, as well as CEO of Enron Transportation Services Company.

He has chaired the Gas Industry Standards Board, the Interstate Natural Gas Association of America and the Natural Gas Council.

Horton received a bachelor of science in finance from the University of Florida and a master of science in management from Rollins College.

Rolf A. Gafvert will resign as President and Chief Executive Officer, but to ensure a smooth transition he will remain within the company as an advisor. He will continue to serve as a member of the board.

**About Boardwalk Pipeline Partners**
*Boardwalk Pipeline Partners, LP (NYSE: BWP) is a master limited partnership engaged through its subsidiaries, Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's three interstate natural gas pipeline systems have approximately 14,200 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 167 Bcf.*

SOURCE:  Boardwalk Pipeline Partners, LP

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